Exhibit 99.2

Associated Estates Realty Corporation
Fourth Quarter 2007
Earnings Release and Supplemental Financial Data



The Residence at Barrington
226 Barrington Place
Aurora, Ohio 44202

Tel: (330) 995-5446
WebSite: www.residenceatbarrington.com

The Residence at Barrington is a premier community offering cathedral ceilings, gas fireplaces, enclosed sunrooms, French doors, private patio/balcony, private entrances and attached garages, as well as 24-hour business and fitness centers, lighted tennis courts, outdoor heated pool with spa, tanning bed, playground and more. The community also provides convenient access to key traffic arteries, major employers, golf, shopping and dining.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
1 AEC Parkway   **Fax:**   (216) 289-9600
Richmond Heights, Ohio 44143-1467   **Web Site: www.aecrealty.com**

Investor contact: Michael Lawson
Vice President of Investor Relations
(216) 797-8798
mlawson@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2008 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in government regulations affecting our properties, the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties managed by the Company; inability to renew current contracts with HUD for rent subsidized properties at existing rents; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and the Company's ability to acquire properties at prices consistent with our investment criteria.



Associated Estates Realty Corporation
Fourth Quarter 2007
Supplemental Financial Data

Table of Contents

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ASSOCIATED ESTATES REALTY CORPORATION REPORTS FOURTH QUARTER RESULTS

Same community NOI up 6.5 percent for the quarter
Company sets expectations for 2008

Cleveland, Ohio - February 7, 2008 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income available to common shareholders of $1.1 million or $0.07 per common share (basic and diluted), for the fourth quarter ended December 31, 2007, compared with net income available to common shareholders of $12.1 million or $0.71 per common share (basic and diluted), for the fourth quarter ended December 31, 2006. The fourth quarter 2007 results included gains from property sales of approximately $0.24 per share and no defeasance costs. Fourth quarter 2006 results included gains from property sales of $0.94 per share and defeasance costs of approximately $0.05 per share.

Funds from operations (FFO) for the quarter were $0.39 per common share (basic and diluted), compared with $0.25 per common share (basic and diluted), for the fourth quarter ended December 31, 2006. FFO for the fourth quarter 2006, adjusted for defeasance costs of $948,000 or approximately $0.05 per share, was $0.30 per share (basic and diluted).

"Our exceptional operating performance in 2007 is directly attributable to the strength of AEC's apartment markets, the competitiveness of each of our properties and our hardworking employees," commented Jeffrey I. Friedman, Chairman, President and CEO.

A reconciliation of net income applicable to common shares to FFO is included on page 11.

Total revenue for the quarter was $38.9 million compared with $34.4 million for the fourth quarter of 2006, an increase of 13.1 percent.

Same Community (Market-Rate) Portfolio Results

Revenues for the quarter from the Company's same community portfolio were up 3.7 percent, and total property operating expenses for the same community portfolio were flat for the period, resulting in a 6.5 percent increase in net operating income (NOI), compared with the fourth quarter of 2006. Physical occupancy was 94.4 percent at the end of the fourth quarter of 2007 compared with 94.8 percent at the end of the fourth quarter of 2006. Average net rent collected per unit for the same community properties for the fourth quarter increased 3.2 percent to $810 per month, as compared with $785 per month average net rent collected for the fourth quarter of 2006. Net rent collected per unit for the Company's same community Midwest portfolio grew 3.8 percent, while net rent collected per unit for the Company's same community properties in the Mid-Atlantic/Southeast markets grew by 1.4 percent.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 through 23.

Year to Date Performance

For the twelve months ended December 31, 2007, net income applicable to common shares was $5.1 million or $0.30 per share compared to net income applicable to common shares of $22.0 million or $1.29 per share for the period ended December 31, 2006. The results for the twelve month period ended December 31, 2007 include gains from property sales of $1.24 per share as compared to gains from property sales of $3.18 per share for the twelve months ended December 31, 2006. Additionally, the results for 2007 include defeasance and prepayment costs and preferred stock repurchase costs of approximately $0.26 per share as compared to defeasance and prepayment costs of approximately $0.91 per share included in calendar year 2006 results.

Funds from operations for the twelve months ended December 31, 2007 were $1.05 per share and include defeasance and/or prepayment costs of $4.2 million, or approximately $0.25 per share associated with the repayment of $62.9 million in debt and $172,000, or approximately $0.01 per share, of costs associated with the repurchase of 111,500 depositary shares of the Company's Class B Preferred Shares. Excluding these costs, FFO for the period ended December 31, 2007 would have been $1.31 per share. Also, included in the Company's twelve month results was a contribution of $1.6 million or approximately $0.09 per common share related to the settlement of a lawsuit pertaining to the collection of passed due rents in connection with the Company's affordable portfolio.

NOI for the twelve month period ended December 31, 2007 for the Company's same community portfolio was up 5.3 percent compared with 2006. The increase in 2007 NOI was driven by a 4.3 percent increase in revenue net of a 3.1 percent increase in total property operating expenses.

Stock Repurchase

During the year, the Company repurchased 1,021,200 shares of the Company's common stock for $13.6 million, at an average price of $13.30 per share. At the end of the year, $5.9 million remained available under the previously board authorized $50.0 million stock repurchase program.

2007 Acquisitions and Dispositions

In 2007, the Company purchased one property and acquired its joint venture partners' 51% interest in another property for a total of $91.3 million. In 2007, the Company sold three properties for a total of $49.0 million. Net sales proceeds were primarily used to pay down debt, repurchase our common shares and fund capital improvement programs.

2008 Outlook

The Company said its current FFO expectations for the year 2008 are in the range of $1.18 to $1.22 per share, excluding defeasance and other prepayment costs. Assumptions relating to the Company's earnings guidance can be found on page 25.

For its same community, market-rate portfolio, the Company expects revenue growth in 2008 to be in the range of 3.0 to 3.3 percent, with expense growth of between 2.5 and 2.9 percent, resulting in growth in NOI in the range of 3.3 to 3.7 percent.

The Company anticipates the disposition of approximately $100 million of properties and the acquisition of approximately $100 million of properties in 2008.

Conference Call

A conference call to discuss the results will be held today, Thursday, February 7, at 2:00 p.m. (ET). To participate in the call:

Via Telephone: The dial in number is 800-860-2442, and the pass code is "Estates."

Via the Internet (listen only): Access the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Register for AEC's Conference Call" link on the left hand side of the page and follow the brief instructions to register for the event. The webcast will be archived through February 21, 2008.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2007 and 2006
(Unaudited; in thousands, except per share and ratio data)

OPERATING INFORMATION	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Total revenue	$ 38,947	$ 34,438	$ 151,356	$ 137,693
Property revenue	$ 35,916	$ 31,654	$ 138,224	$ 124,926
Net income applicable to common shares	$ 1,106	$ 12,092	$ 5,069	$ 21,975
Per share - basic and diluted	$ 0.07	$ 0.71	$ 0.30	$ 1.29
Funds From Operations (FFO) [1]	$ 6,295	$ 4,217	$ 17,659	$ 930
FFO as adjusted [1]	$ 6,295	$ 5,165	$ 22,055	$ 16,453
FFO per share - basic and diluted	$ 0.39	$ 0.25	$ 1.05	$ 0.06
FFO as adjusted per share - basic and diluted	$ 0.39	$ 0.30	$ 1.31	$ 0.97
Funds Available for Distribution (FAD) [1]	$ 4,628	$ 4,012	$ 15,526	$ 11,906
Dividends per share	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	43.6%	68.0%	64.8%	1133.3%
Payout ratio - FFO as adjusted	43.6%	56.7%	51.9%	70.1%
Payout ratio - FAD	58.6%	70.8%	73.9%	97.1%
General and administrative expense	$ 2,454	$ 2,168	$ 10,327	$ 9,840
Interest expense [2]	$ 9,632	$ 9,210	$ 36,513	$ 37,316
Interest coverage ratio [3]	1.79:1	1.68:1	1.73:1	1.54:1
Fixed charge coverage ratio [4]	1.60:1	1.49:1	1.54:1	1.38:1
General and administrative expense to property revenue	6.8%	6.8%	7.5%	7.9%
Interest expense to property revenue	26.8%	29.1%	26.4%	29.9%
Property NOI [5]	$ 20,671	$ 17,575	$ 76,597	$ 67,336
ROA [6]	8.2%	8.0%	8.2%	8.0%
Same community market-rate revenue increase	3.7%	6.3%	4.3%	7.6%
Same community market-rate expense increase	0.0%	7.0%	3.1%	8.7%
Same community market-rate NOI increase	6.5%	5.8%	5.3%	6.7%
Same community market-rate operating margins	57.6%	56.1%	55.0%	54.5%

(1) See page 11 for a reconciliation of net income to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.
(2) Excludes amortization of financing fees of $318 and $1,128 for 2007 and $239 and $961 for 2006. Additionally, it excludes $0 and $4,183 of defeasance and other prepayment costs for 2007 and $0 and $12,357 for 2006.
(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. See page 27 for a reconciliation of net income available to common shareholders to EBITDA and for the Company's definition of EBITDA.
(4) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, other prepayment and/or preferred repurchase costs.
(5) See page 28 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.
(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2007
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		December 31, 2007		December 31, 2006
Net real estate assets	$	659,586	$	591,520
Total assets	$	686,796	$	648,829
Debt	$	556,695	$	498,634
Minority interest	$	1,829	$	1,851
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	55,213	$	58,000
Total shareholders' equity	$	89,786	$	112,051
Common shares outstanding		16,354		17,261
Share price, end of period	$	9.44	$	13.74
Total market capitalization [1]	$	768,358	$	816,455
Undepreciated book value of real estate assets [2]	$	965,013	$	877,797
Debt to undepreciated book value of real estate assets		57.7%		56.8%
Debt and preferred stock to undepreciated book value of real estate assets		63.4%		63.4%
Debt to total market capitalization [1]		72.7%		63.8%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		7.2%		4.9%

(1)   Includes the Company's share of unconsolidated debt of $2,068 and $22,655 as of December 31, 2007 and December 31, 2006.

(2)   Includes $4,614 of undepreciated real estate associated with one property classified as held for sale at December 31, 2006.

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly owned Market-Rate:			
"Same Community" Midwest	40	9,272	16
"Same Community" Mid-Atlantic/Southeast	10	2,813	15
Total "Same Community" Market-Rate	50	12,085	15
Acquisitions Market-Rate	2	1,111	5
Total directly owned Market-Rate	52	13,196	15
Directly owned Affordable Housing	11	1,146	29
Total directly owned	63	14,342	16
Joint Ventures:			
Affordable Housing	1	108	
Third Party Managed:			
Affordable Housing	1	85	
Market-Rate	2	531	
Total Third Party Managed	3	616	
Total Company Portfolio	67	15,066	

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2007
(Unaudited; dollar amounts in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Real estate assets		
Investment in real estate	$ 964,292	$ 871,860
Construction in progress	721	1,323
Less: accumulated depreciation	(305,427)	(281,994)
	659,586	591,189
Real estate associated with property held for sale, net	-	331
Real estate, net	659,586	591,520
Cash and cash equivalents	1,549	30,010
Restricted cash	6,730	7,279
Other assets	18,931	20,020
Total assets	$ 686,796	$ 648,829
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 510,915	$ 472,854
Unsecured revolving credit facility	20,000	-
Unsecured borrowings	25,780	25,780
Total debt	556,695	498,634
Accounts payable, accrued expenses and other liabilities	38,486	36,293
Total liabilities	595,181	534,927
Operating partnership minority interest	1,829	1,851
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized: 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 220,850 and 232,000 outstanding at December 31, 2007 and 2006, respectively	55,213	58,000
Common shares, without par value, $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,353,700 and 17,261,224 outstanding at December 31, 2007 and 2006, respectively	2,300	2,300
Paid-in capital	281,152	280,369
Accumulated distributions in excess of accumulated net income	(180,436)	(173,962)
Accumulated other comprehensive loss	(1,050)	(71)
Less: Treasury shares, at cost, 6,642,063 and 5,734,539 shares at December 31, 2007 and 2006, respectively	(67,393)	(54,585)
Total shareholders' equity	89,786	112,051
Total liabilities and shareholders' equity	$ 686,796	$ 648,829

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Twelve Months Ended December 31, 2007 and 2006
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
REVENUE				
Property revenue	$ 35,916	$ 31,654	$ 138,224	$ 124,926
Management and service company revenue:				
Fees, reimbursements and other	2,609	2,516	10,914	11,689
Painting services	422	268	2,218	1,078
Total revenue	38,947	34,438	151,356	137,693
EXPENSES				
Property operating and maintenance	15,245	14,079	61,627	57,590
Depreciation and amortization	9,281	7,382	33,368	29,894
Direct property management and service companies expenses	3,061	2,784	12,863	12,695
Painting services and charges	513	346	2,164	1,367
General and administrative	2,454	2,168	10,327	9,840
Total expenses	30,554	26,759	120,349	111,386
Operating income	8,393	7,679	31,007	26,307
Interest income	58	95	458	680
Interest expense	(9,950)	(9,449)	(41,824)	(50,634)
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(1,499)	(1,675)	(10,359)	(23,647)
Equity in net loss of joint ventures	(12)	(75)	(258)	(462)
Minority interest in operating partnership	(13)	(13)	(53)	(61)
(Loss) income from continuing operations	(1,524)	(1,763)	(10,670)	(24,170)
Income from discontinued operations:				
Operating income (loss)	10	(856)	(29)	(2,902)
Gain on disposition of properties	3,821	15,972	20,864	54,093
Income from discontinued operations	3,831	15,116	20,835	51,191
Net income	2,307	13,353	10,165	27,021
Preferred share dividends	(1,201)	(1,261)	(4,924)	(5,046)
Preferred share repurchase costs	-	-	(172)	-
Net income applicable to common shares	$ 1,106	$ 12,092	$ 5,069	$ 21,975
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.17)	$ (0.18)	$ (0.93)	$ (1.72)
Income from discontinued operations	0.24	0.89	1.23	3.01
Net income applicable to common shares	$ 0.07	$ 0.71	$ 0.30	$ 1.29
Weighted average shares outstanding - basic and diluted	16,153	17,043	16,871	17,023

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
CALCULATION OF FFO AND FAD				
Net income applicable to common shares	$ 1,106	$ 12,092	$ 5,069	$ 21,975
Add: Depreciation - real estate assets	8,233	7,819	31,363	31,205
Depreciation - real estate assets - joint ventures	24	241	529	962
Amortization of joint venture deferred costs	-	9	17	34
Amortization of intangible assets	753	28	1,545	847
Less: Gain on disposition of properties	(3,821)	(15,972)	(20,864)	(54,093)
Funds From Operations (FFO) [1]	6,295	4,217	17,659	930
Add: Defeasance and other prepayment costs	-	948	4,224	15,523
Add: Preferred stock repurchase costs	-	-	172	-
Funds From Operations as Adjusted [1]	6,295	5,165	22,055	16,453
Add: Depreciation - other assets	336	318	1,255	1,337
Depreciation - other assets - joint ventures	1	41	82	181
Amortization of deferred financing fees	318	243	1,128	1,035
Amortization of deferred financing fees - joint ventures	-	12	24	48
Less: Recurring fixed asset additions [2]	(2,149)	(1,746)	(8,819)	(7,008)
Recurring fixed asset additions - joint ventures [2]	(173)	(21)	(199)	(140)
Funds Available for Distribution (FAD) [1]	$ 4,628	$ 4,012	$ 15,526	$ 11,906
Weighted average shares outstanding - basic and diluted [3]	16,153	17,043	16,871	17,023
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.39	$ 0.25	$ 1.05	$ 0.06
FFO as adjusted - basic and diluted	$ 0.39	$ 0.30	$ 1.31	$ 0.97
Dividends	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	43.6%	68.0%	64.8%	1133.3%
Payout ratio - FFO as adjusted	43.6%	56.7%	51.9%	70.1%
Payout ratio - FAD	58.6%	70.8%	73.9%	97.1%

(1) See page 26 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

(3) The Company computes the weighted average shares outstanding in accordance with SFAS 128 and accordingly, has excluded 353 and 562 common share equivalents from the three and twelve months ended December 31, 2007 calculation, respectively, and 705 and 502 common share equivalents from the three and twelve months ended December 31, 2006 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended December 31, 2007 and 2006
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,			
	2007		2006	
REVENUE				
Property revenue	$	146	$	3,530
EXPENSES				
Property operating and maintenance		95		2,519
Depreciation and amortization		41		783
Total expenses		136		3,302
Operating income		10		228
Interest income		-		6
Interest expense [2]		-		(1,090)
Gain on disposition of properties		3,821		15,972
Income from discontinued operations	$	3,831	$	15,116
Earnings per common share - basic and diluted:				
Income from discontinued operations	$	0.24	$	0.89
Weighted average shares outstanding - basic and diluted		16,153		17,043

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

       Included in the table above are three properties disposed of in 2007 and eight properties disposed of in 2006.

(2)   Included in the 2006 expense is $948 of defeasance costs.

Associated Estates Realty Corporation
Discontinued Operations [1]
Twelve Months Ended December 31, 2007 and 2006
(Unaudited; dollar and share amounts in thousands)

	Twelve Months Ended December 31,			
	2007		2006	
REVENUE				
Property revenue	$	3,977	$	18,307
EXPENSES				
Property operating and maintenance		3,212		12,542
Depreciation and amortization		795		3,495
Total expenses		4,007		16,037
Operating (loss) income		(30)		2,270
Interest income		1		16
Interest expense [2]		-		(5,188)
Gain on disposition of properties		20,864		54,093
Income from discontinued operations	$	20,835	$	51,191
Earnings per common share - basic and diluted:				
Income from discontinued operations	$	1.23	$	3.01
Weighted average shares outstanding - basic and diluted		16,871		17,023

(1) In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are three properties disposed of in 2007 and eight properties disposed of in 2006.

(2) Included in the 2006 expense is $3,166 of defeasance costs.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2007	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 11,145	$ 771
Maintenance personnel labor cost [2]		6,817	472
Total Operating Expenses Related to Repairs and Maintenance		17,962	1,243
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	672	47
Appliances	5	741	51
Building improvements	14	3,271	227
Carpet and flooring	5	2,849	197
Furnishings	5	391	27
Office/Model	5	270	19
HVAC and mechanicals	15	770	53
Landscaping and grounds	14	1,636	113
Suite improvements	5	135	9
Miscellaneous	5	28	2
Total Recurring Capital Expenditures - Properties		10,763	745
Corporate capital expenditures [4]		256	18
Less: Capital to be funded from sale of properties [5]		(2,200)	(152)
Total Recurring Capital Expenditures		8,819	611
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 26,781	$ 1,854
Total Recurring Capital Expenditures		$ 8,819	
Investment/Revenue Enhancing Expenditures [6]			
Building improvements - building improvements [7]	20	503	
Building improvements - roofs	20	591	
Building improvements - siding	20	770	
Building improvements - unit upgrades	5	16	
Total Investment/Revenue Enhancing Expenditures		1,880	
Capital to be funded from the sale of properties [5]		2,200	
Grand Total Capital Expenditures		$ 12,899	

(1) Calculated using 14,446 units, including 1,146 affordable housing units and 12,189 market-rate units and 1,111 acquired units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 28 for the Company's definition of recurring fixed asset additions.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) The Company's practice has been to fund recurring capital expenditures via funds provided by operations and to fund investment/revenues enhancing expenditures either through proceeds from property sales, borrowings on the revolver or property refinancings. For 2007, the Company has budgeted to fund a portion of the recurring capital expenditures through the proceeds from property sales

(6) See page 28 for the Company's definition of investment/revenue enhancing additions.

(7) Includes exterior painting and elevator renovations.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
			Quarter Ended		
Property Revenue	$ 30,364	$ 30,544	$ 30,151	$ 29,494	$ 29,290
Property Operating and Maintenance Expenses					
Personnel	3,645	3,655	3,626	3,507	3,309
Advertising	455	418	401	392	428
Utilities	1,588	1,644	1,474	1,575	1,465
Repairs and maintenance	1,926	2,543	2,834	2,162	1,977
Real estate taxes and insurance	4,079	4,937	4,628	3,991	4,472
Other operating	1,181	1,251	1,224	1,114	1,220
Total Expenses	12,874	14,448	14,187	12,741	12,871
Net Operating Income	$ 17,490	$ 16,096	$ 15,964	$ 16,753	$ 16,419
Operating Margin	57.6%	52.7%	52.9%	56.8%	56.1%
Total Number of Units	12,085	12,085	12,085	12,085	12,085
NOI Per Unit	$ 1,447	$ 1,332	$ 1,321	$ 1,386	$ 1,359
Average Net Collected Per Unit [1]	$ 810	$ 815	$ 805	$ 791	$ 785
Physical Occupancy - End of Period [2]	94.4%	95.7%	96.3%	96.0%	94.8%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
Operating Results for the Twelve Months Ended December 31, 2007 and 2006
(Unaudited, in thousands, except unit totals and per unit amounts)

	Twelve Months Ended December 31,			
	2007		2006	
Property Revenue	$	120,553	$	115,567
Property Operating and Maintenance Expenses				
Personnel		14,431		13,426
Advertising		1,666		1,709
Utilities		6,280		5,969
Repairs and maintenance		9,468		9,932
Real estate taxes and insurance		17,634		17,503
Other operating		4,771		4,067
Total Expenses		54,250		52,606
Net Operating Income	$	66,303	$	62,961
Operating Margin		55.0%		54.5%
Total Number of Units		12,085		12,085
NOI Per Unit	$	5,486	$	5,210
Average Net Collected Per Unit [1]	$	805	$	774
Physical Occupancy - End of Period [2]		94.4%		94.8%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
As of December 31, 2007 and December 31, 2006
(Unaudited, in thousands, except unit totals and per unit amounts)

	No. of Units	Average Age [5]	Net Rent Collected per Unit [1] Q4 2007	Q4 2006	% Change	Average Rent per Unit [2] Q4 2007	Q4 2006	% Change	Physical Occupancy [3] Q4 2007	Q4 2006	Turnover Ratio [4] Q4 2007	Q4 2006
Midwest Properties												
Indiana	836	11	$ 772	$ 735	5.0%	$ 903	$ 891	1.3%	93.8%	94.4%	47.4%	51.7%
Michigan	2,888	16	716	693	3.3%	833	837	(0.5)%	96.2%	95.9%	52.2%	53.7%
Ohio - Central Ohio	2,621	16	724	687	5.4%	819	803	2.0%	94.4%	95.8%	58.8%	56.6%
Ohio - Northeastern Ohio	1,399	12	859	830	3.5%	987	978	0.9%	93.5%	92.6%	52.0%	52.3%
Ohio - Toledo, Ohio	1,060	21	645	632	2.1%	768	752	2.1%	93.6%	95.8%	55.5%	63.8%
Pennsylvania	468	21	686	675	1.6%	816	811	0.6%	92.1%	95.3%	59.8%	51.3%
Total Midwest Properties	9,272	16	735	708	3.8%	850	843	0.8%	94.6%	95.2%	54.4%	55.2%
Mid-Atlantic/Southeast Properties												
Florida	1,272	8	1,154	1,160	(0.5)%	1,328	1,290	2.9%	93.0%	93.3%	64.5%	63.2%
Georgia	874	19	803	760	5.7%	937	927	1.1%	94.1%	91.8%	65.0%	67.3%
Baltimore/Washington	667	21	1,199	1,177	1.9%	1,290	1,241	3.9%	95.1%	95.5%	42.0%	50.4%
Total Mid-Atlantic/ Southeast Properties	2,813	15	1,055	1,040	1.4%	1,198	1,165	2.8%	93.8%	93.4%	59.3%	61.4%
Total/Average "Same Community" Market-Rate	12,085	15	$ 810	$ 785	3.2%	$ 931	$ 918	1.4%	94.4%	94.8%	55.5%	56.6%

(1) Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2) Represents gross potential rents for all units divided by the number of units in a market.

(3) Represents physical occupancy at the end of the quarter.

(4) Represents the number of units turned over for the quarter divided by the number of units in a market, annualized.

(5) Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended December 31, 2007 and 2006

Property Revenue	No. of Units	2007 Physical Occupancy [1]	2006 Physical Occupancy [1]	Q4 2007 Revenue	Q4 2006 Revenue	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 2,005	$ 1,897	$ 108	5.7%
Michigan	2,888	96.2%	95.9%	6,472	6,241	231	3.7%
Ohio - Central Ohio	2,621	94.4%	95.8%	5,886	5,553	333	6.0%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	3,761	3,597	164	4.6%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	2,134	2,105	29	1.4%
Pennsylvania	468	92.1%	95.3%	987	987	-	0.0%
Total Midwest Properties	9,272	94.6%	95.2%	21,245	20,380	865	4.2%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	4,549	4,517	32	0.7%
Georgia	874	94.1%	91.8%	2,151	2,017	134	6.6%
Baltimore/Washington	667	95.1%	95.5%	2,419	2,376	43	1.8%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	9,119	8,910	209	2.3%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	30,364	29,290	1,074	3.7%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	2,441	2,364	77	3.3%
Acquisitions [2]							
Virginia	268	98.1%	N/A	1,025	-	1,025	100.0%
Georgia	843	88.0%	N/A	2,086	-	2,086	100.0%
Total Property Revenue	14,342	94.4%	95.2%	$ 35,916	$ 31,654	$ 4,262	13.5%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended December 31, 2007 and 2006

Property Operating Expenses	No. of Units	2007 Physical Occupancy [1]	2006 Physical Occupancy [1]	Q4 2007 Expenses	Q4 2006 Expenses	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 884	$ 787	$ 97	12.3%
Michigan	2,888	96.2%	95.9%	3,033	2,875	158	5.5%
Ohio - Central Ohio	2,621	94.4%	95.8%	2,553	2,623	(70)	(2.7)%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	1,471	1,401	70	5.0%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	1,075	944	131	13.9%
Pennsylvania	468	92.1%	95.3%	422	426	(4)	(0.9)%
Total Midwest Properties	9,272	94.6%	95.2%	9,438	9,056	382	4.2%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	1,647	1,987	(340)	(17.1)%
Georgia	874	94.1%	91.8%	1,003	992	11	1.1%
Baltimore/Washington	667	95.1%	95.5%	786	836	(50)	(6.0)%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	3,436	3,815	(379)	(9.9)%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	12,874	12,871	3	0.0%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	1,304	1,208	96	7.9%
Acquisitions [2]							
Virginia	268	98.1%	N/A	304	-	304	100.0%
Georgia	843	88.0%	N/A	763	-	763	100.0%
Total Property Operating Expenses	14,342	94.4%	95.2%	$ 15,245	$ 14,079	$ 1,166	8.3%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended December 31, 2007 and 2006

Property NOI [1]	No. of Units	2007 Physical Occupancy [2]	2006 Physical Occupancy [2]	Q4 2007 NOI	Q4 2006 NOI	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 1,121	$ 1,110	$ 11	1.0%
Michigan	2,888	96.2%	95.9%	3,439	3,366	73	2.2%
Ohio - Central Ohio	2,621	94.4%	95.8%	3,333	2,930	403	13.8%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	2,290	2,196	94	4.3%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	1,059	1,161	(102)	(8.8)%
Pennsylvania	468	92.1%	95.3%	565	561	4	0.7%
Total Midwest Properties	9,272	94.6%	95.2%	11,807	11,324	483	4.3%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	2,902	2,530	372	14.7%
Georgia	874	94.1%	91.8%	1,148	1,025	123	12.0%
Baltimore/Washington	667	95.1%	95.5%	1,633	1,540	93	6.0%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	5,683	5,095	588	11.5%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	17,490	16,419	1,071	6.5%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	1,137	1,156	(19)	(1.6)%
Acquisitions [3]							
Virginia	268	98.1%	N/A	721	-	721	100.0%
Georgia	843	88.0%	N/A	1,323	-	1,323	100.0%
Total Property NOI	14,342	94.4%	95.2%	$ 20,671	$ 17,575	$ 3,096	17.6%

(1)   See page 28 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Revenue
For the Twelve Months Ended December 31, 2007 and 2006

Property Revenue	No. of Units	2007 Physical Occupancy [1]	2006 Physical Occupancy [1]	YTD 2007 Revenues	YTD 2006 Revenues	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 7,986	$ 7,645	$ 341	4.5%
Michigan	2,888	96.2%	95.9%	25,594	24,506	1,088	4.4%
Ohio - Central Ohio	2,621	94.4%	95.8%	23,110	21,924	1,186	5.4%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	14,950	14,211	739	5.2%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	8,514	8,146	368	4.5%
Pennsylvania	468	92.1%	95.3%	3,932	3,824	108	2.8%
Total Midwest Properties	9,272	94.6%	95.2%	84,086	80,256	3,830	4.8%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	18,386	18,174	212	1.2%
Georgia	874	94.1%	91.8%	8,511	7,882	629	8.0%
Baltimore/Washington	667	95.1%	95.5%	9,570	9,255	315	3.4%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	36,467	35,311	1,156	3.3%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	120,553	115,567	4,986	4.3%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	11,205	9,359	1,846	19.7%
Acquisitions [2]							
Virginia	268	98.1%	N/A	2,198	-	2,198	100.0%
Georgia	843	88.0%	N/A	4,268	-	4,268	100.0%
Total Property Revenue	14,342	94.4%	95.2%	$ 138,224	$ 124,926	$ 13,298	10.6%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Twelve Months Ended December 31, 2007 and 2006

Property Operating Expenses	No. of Units	2007 Physical Occupancy [1]	2006 Physical Occupancy [1]	YTD 2007 Expenses	YTD 2006 Expenses	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 3,852	$ 3,350	$ 502	15.0%
Michigan	2,888	96.2%	95.9%	12,369	11,917	452	3.8%
Ohio - Central Ohio	2,621	94.4%	95.8%	10,981	10,860	121	1.1%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	6,352	6,163	189	3.1%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	4,407	4,194	213	5.1%
Pennsylvania	468	92.1%	95.3%	1,758	1,769	(11)	(0.6)%
Total Midwest Properties	9,272	94.6%	95.2%	39,719	38,253	1,466	3.8%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	7,195	7,362	(167)	(2.3)%
Georgia	874	94.1%	91.8%	4,114	3,906	208	5.3%
Baltimore/Washington	667	95.1%	95.5%	3,222	3,085	137	4.4%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	14,531	14,353	178	1.2%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	54,250	52,606	1,644	3.1%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	5,010	4,984	26	0.5%
Acquisitions [2]							
Virginia	268	98.1%	N/A	732	-	732	100.0%
Georgia	843	88.0%	N/A	1,635	-	1,635	100.0%
Total Property Operating Expenses	14,342	94.4%	95.2%	$ 61,627	$ 57,590	$ 4,037	7.0%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Twelve Months Ended December 31, 2007 and 2006

Property NOI [1]	No. of Units	2007 Physical Occupancy [2]	2006 Physical Occupancy [2]	YTD 2007 NOI	YTD 2006 NOI	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	93.8%	94.4%	$ 4,134	$ 4,295	$ (161)	(3.7)%
Michigan	2,888	96.2%	95.9%	13,225	12,589	636	5.1%
Ohio - Central Ohio	2,621	94.4%	95.8%	12,129	11,064	1,065	9.6%
Ohio - Northeastern Ohio	1,399	93.5%	92.6%	8,598	8,048	550	6.8%
Ohio - Toledo, Ohio	1,060	93.6%	95.8%	4,107	3,952	155	3.9%
Pennsylvania	468	92.1%	95.3%	2,174	2,055	119	5.8%
Total Midwest Properties	9,272	94.6%	95.2%	44,367	42,003	2,364	5.6%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.0%	93.3%	11,191	10,812	379	3.5%
Georgia	874	94.1%	91.8%	4,397	3,976	421	10.6%
Baltimore/Washington	667	95.1%	95.5%	6,348	6,170	178	2.9%
Total Mid-Atlantic/ Southeast Properties	2,813	93.8%	93.4%	21,936	20,958	978	4.7%
Total "Same Community" Market-Rate	12,085	94.4%	94.8%	66,303	62,961	3,342	5.3%
Affordable Housing							
Ohio	1,146	99.0%	99.6%	6,195	4,375	1,820	41.6%
Acquisitions [3]							
Virginia	268	98.1%	N/A	1,466	-	1,466	100.0%
Georgia	843	88.0%	N/A	2,633	-	2,633	100.0%
Total Property NOI	14,342	94.4%	95.2%	$ 76,597	$ 67,336	$ 9,261	13.8%

(1) See page 28 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2007
(Dollar amounts in thousands)

FIXED RATE DEBT	Balance Outstanding December 31, 2007	Percentage of Total Debt	Weighted Average Interest Rate
Mortgages payable - CMBS	$ 200,168	36.0%	7.7%
Mortgages payable - other [1]	275,747	49.5%	5.8%
Unsecured borrowings	25,780	4.6%	7.9%
Total fixed rate debt	501,695	90.1%	6.7%
VARIABLE RATE DEBT			
Mortgages payable	35,000	6.3%	6.2%
Revolver	20,000	3.6%	6.7%
Total variable rate debt	55,000	9.9%	6.4%
TOTAL DEBT	$ 556,695	100.0%	6.7%

Interest coverage ratio [2]	1.73:1
Fixed charge coverage ratio [3]	1.54:1
Weighted average maturity	5.0 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2008	$ 31,935	$ -	$ -	$ 31,935
2009	37,802	-	35,000	72,802
2010 [4]	15,809	63,000	20,000	98,809
2011	67,563	-	-	67,563
2012	47,059	36,000	-	83,059
Thereafter	-	202,527	-	202,527
Total	$ 200,168	$ 301,527	$ 55,000	$ 556,695

(1) Includes $63,000 of variable rate debt swapped to fixed.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. See page 27 for a reconciliation of net income available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(3) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, other prepayment and/or preferred repurchase costs.

(4) Includes the Company's revolving credit facility.

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income	$1.27 to $1.31
Expected real estate depreciation and amortization	2.23
Expected adjustments to unconsolidated joint ventures	0.01
Expected defeasance and other prepayment costs on secured debt	0.12
Expected gains on disposition of properties	(2.45)
Expected Funds from Operations as Adjusted [1]	$1.18 to $1.22

Same Community Portfolio

Revenue growth	3.0% to 3.3%
Expense growth	2.5% to 2.9%
Property NOI [2] growth	3.3% to 3.7%
Physical occupancy	94.0% to 94.5%

Transactions

Acquisitions	$100 million
Dispositions	$100 million
Development	$0 million

Corporate Expenses

General and administrative expense	$13.5 million
Service companies expense [3]	$.5 million
Total	$14.0 million

Debt

Capitalized interest	$0 million
Expensed interest (excluding defeasance/prepayment costs) [4]	$40.2 million
Expected defeasance/prepayment costs	$2.0 million

Capital Structure

Common share repurchases	$0 million
Preferred share repurchases	$0 million

(1) See page 26 for the Company's definition of this non-GAAP measurement.

(2) See page 28 for the Company's definition of this non-GAAP measurement.

(3) Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service companies expenses in accordance with GAAP.

(4) Includes $1.4 million of deferred financing costs.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs of $4,224 for the twelve months ended December 31, 2007, and $948 and $15,523 for the quarter and twelve months ended December 31, 2006, respectively. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. Also added back for the twelve months ended December 31, 2007, is $172 of original issuance costs associated with the repurchase of 111,500 depositary shares of the Series B Preferred Shares that had been reclassified in accordance with GAAP. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation-other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income available to common shareholders to EBITDA.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Net income available to common shareholders	$ 1,106	$ 12,092	$ 5,069	$ 21,975
Equity in net loss of joint ventures	12	75	258	462
Preferred share dividends and repurchase costs	1,201	1,261	5,096	5,046
Interest income	(58)	(101)	(459)	(696)
Interest expense [1]	9,950	10,539	41,824	55,822
Depreciation and amortization	9,322	8,165	34,163	33,389
Gain on disposition of properties	(3,821)	(15,972)	(20,864)	(54,093)
Taxes	70	103	304	259
EBITDA	17,782	16,162	65,391	62,164
EBITDA - Joint Ventures:				
Equity in net loss of joint ventures	(12)	(75)	(258)	(462)
Interest income	-	-	1	-
Interest expense	10	359	769	1,365
Depreciation and amortization	25	291	628	1,177
EBITDA - Joint Ventures	23	575	1,140	2,080
Total EBITDA	$ 17,805	$ 16,737	$ 66,531	$ 64,244

(1) 2007 includes defeasance and other prepayment costs of $4,183 for the twelve months, and 2006 includes defeasance and other prepayment costs of $948 and $15,523 for the quarter and twelve months, respectively.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expenses and painting service expenses from total revenue. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income.

| | Three Months Ended December 31, | | Twelve Months Ended December 31, | |
	2007	2006	2007	2006
Property NOI	$ 20,671	$ 17,575	$ 76,597	$ 67,336
Management and service operations NOI	(543)	(346)	(1,895)	(1,295)
Depreciation and amortization	(9,281)	(7,382)	(33,368)	(29,894)
General and administrative expense	(2,454)	(2,168)	(10,327)	(9,840)
Interest income	58	95	458	680
Interest expense [1]	(9,950)	(9,449)	(41,824)	(50,634)
Equity in net loss of joint ventures	(12)	(75)	(258)	(462)
Minority interest in operating partnership	(13)	(13)	(53)	(61)
Income from discontinued operations:				
Operating income (loss)	10	(856)	(29)	(2,902)
Gain on disposition of properties	3,821	15,972	20,864	54,093
Income from discontinued operations	3,831	15,116	20,835	51,191
Consolidated net income	$ 2,307	$ 13,353	$ 10,165	$ 27,021

(1) 2007 includes defeasance and other prepayment costs of $4,183 for the twelve months, and 2006 includes defeasance and other prepayment costs of $12,357 for the twelve months.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

"Same Community" Market-Rate Properties

"Same Community" Market-Rate Properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented. The Company considers a property stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.